Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

FOURTH TRANS-AFRICA BIKE RIDE AIMS TO RAISE $1 MILLION FOR CONTINENT’S POOR

Abidjan, 3 June 2014 – Randgold Resources chief executive Mark Bristow leaves early tomorrow on a 10 000 kilometre four week motorbike ride that will take him and his small party through 12 African countries from Abidjan in Côte d’Ivoire to Cape Town in South Africa. The purpose of the trip, the fourth of its kind Bristow has led, is to raise funds for Africa’s poorest people and increase international awareness of their plight.

The initiative originated in 2009 with an unsupported Cape-to-Cairo bike ride – dubbed ‘3 Boyz on Bikes’ – undertaken by Bristow, his two sons and a few friends as a family adventure.

“I was born in Africa and have worked in some of its poorest countries for more than 20 years but even so that bike ride, taking us along roads less travelled, opened my eyes to the plight of the many people, mainly women and children, who have not benefited in any way from the economic growth being experienced on the continent,” says Bristow.

“A strong desire to do something to help led me to combine the fun of a motorbike ride with a charity drive. The following year, accompanied by Randgold’s geological team, we incorporated the company’s annual exploration tour into the ride and called it Nos Vies en Partage, which roughly translates from the French as Sharing Prosperity. Thanks to donations from our business partners, that trip raised $300 000 which all went to charity. In 2012, again with my two sons and three friends and joined by the company’s exploration executive team in Senegal, we travelled from Bagshot in the UK via Budapest in Hungary down to Abidjan, that time raising $600 000. This year our target is $1 million which we are already well on the way to achieving.”

Last year Nos Vies en Partage was registered as a charitable foundation aimed at supporting poverty relief, education advancement, primary health care improvement, food safety and security, and the creation of employment and training opportunities. The foundation is headed by the company’s former chairman, Philippe Liétard.

Bristow said this initiative was in line with Randgold’s belief that businesses in Africa had a moral obligation to make a positive contribution to quality of life improvements in the areas where they operated. “This in turn stems from our stakeholder philosophy which holds that we should create value for all who are involved in or affected by our operations – notably the local communities – and not just for our investors,” he said.

Bristow also noted that as the Nos Vies en Partage riders paid their own way, all the money raised by the ride would go to the foundation’s beneficiaries. Priority will be given to people and causes who fall outside the mainstream of the company’s sustainability efforts.

The progress of the ride can be followed at www.3boyzonbikes.com and full details of the foundation can be found at www.partage-foundation.org.

ENQUIRIES:

Randgold Resources CEO Mark Bristow Tel: +44 788 071 1386 / +44 779 775 2288	Randgold Resources Investor and Media Relations Kathy du Plessis Tel: +44 207 557 7738 / email: randgold@dpapr.com

www.randgoldresources.com